FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY RENOVARO INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[REDACTED]”.

VIA EDGAR SUBMISSION

October 1, 2024

Mr. Frank Wyman

Ms. Angela Connell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: Renovaro Biosciences Inc.

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed October 2, 2023

File No. 001-38758

Dear Mr. Wyman and Ms. Connell:

Renovaro Inc., f/k/a Renovaro Biosciences Inc. (“Renovaro” or the “Company”) submits this letter in response to your letter dated September 25, 2024, relating to the above-referenced filing by the Company. Set forth below are the comments contained in the Staff’s letter, followed by the Company’s responses. Capitalized terms not defined herein should be given the meaning provided in the above-referenced filing.

Form 10-K for the Fiscal Year Ended June 30, 2023

Notes to the Consolidated Financial Statements

Note 4 - Intangible Assets and Goodwill, page F-14

1.	Please provide us with the results of your annual goodwill impairment assessment as of June 30, 2024 as it relates to the goodwill recognized in the February 2024 acquisition of GEDiCube. Please explain how the significant decline in your market capitalization since the acquisition date factored into your analysis.

Response:

Management performed a qualitative analysis of the acquired goodwill relating to the RENC reporting unit as of June 30, 2024. The RENC reporting unit contains the goodwill associated with the GEDi Cube acquisition. Management elected a qualitative approach in light of the short period of time between the acquisition date and the end of the reporting period. Further, this qualitative approach addresses the decline in our market capitalization as well as encompassing many other significant factors. The result of this analysis determined that the carrying value of all of the Company’s reporting units was significantly less than the market capitalization of the Company as of the reporting date.

October 1, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

We also considered all other factors within ASC 350-20-35-3C as well as any other factors which management determined may be significant to the fair value of the reporting unit since the acquisition through the reporting date. We have provided our position paper attached as Appendix A concerning this topic for your reference. We have also attached as Appendix B the Company’s balance sheet and statement of operations as of and for the period ended June 30, 2024 for your reference.

Please contact me at (347) 268-4376 or at starsh@renovarobio.com, if you have any questions.

Sincerely,

/s/ Simon Tarsh

Simon Tarsh

Interim Chief Financial Officer

Renovaro Inc.

October 1, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

APPENDIX A [REDACTED]

October 1, 2024	CONFIDENTIAL TREATMENT REQUESTED BY RENOVARO INC.

APPENDIX B [REDACTED]